Exhibit 99.1

 Innocoll AG Announces First Quarter Financial and Operating Results

ATHLONE, Ireland, May 14, 2015 — Innocoll AG (Nasdaq: INNL), a global, commercial-stage, specialty pharmaceutical company that develops, manufactures and supplies a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies, today announced financial and operating results for the three months ended March 31, 2015.

"I am pleased to report that we have made significant progress against the major deliverables we set out last quarter," said Tony Zook, chief executive officer of Innocoll. "First, we successfully completed the XaraColl® pivotal pharmacokinetic Phase 3 study and we now are preparing to initiate Phase 3 trials in the U.S. Pending FDA acceptance of the study design, we expect to conduct both trials in parallel with patient enrollment expected to begin during the third quarter. Our parallel U.S. and European Cogenzia® Phase 3 trials are initiated with patient enrollment expected to begin by the end of the second quarter. We successfully completed an equity financing in April raising an additional $16.1 million (after deducting underwriting discounts and commissions and offering expenses), which enables us to move forward with the clinical programs for both XaraColl® and Cogenzia® in parallel. Second, we secured a loan commitment from the European Investment Bank to fund expansion of our manufacturing facility in Saal, Germany as well as the advancement of our late stage clinical development programs. This financing enables the company to build the manufacturing capacity needed to commercialize both XaraColl® and Cogenzia®."

First Quarter 2015 and Recent Highlights

•	Appointed James Tursi, M.D., as chief medical officer, a seasoned pharmaceutical executive with extensive experience developing drugs across a number of therapeutic areas. He will be responsible for managing all clinical development programs, medical affairs and safety for the Company.
•	Announced results of Phase 3 pivotal XaraColl® pharmacokinetic study that are expected to support use of the 300 mg dose for Phase 3 clinical studies in post-operative pain.
•	Secured €25 million loan commitment from the European Investment Bank (EIB).
•	Raised $16.1 million in net proceeds in a follow-on equity offering.

Clinical Program Update

XaraColl®

•	U.S. Phase 3 studies are expected to be initiated before the end of the second quarter of 2015 and a contract research organization has been selected. Pending FDA acceptance of the study design, these trials are expected to run in parallel with first patients enrolled during the third quarter of 2015. The studies are expected to evaluate the safety and efficacy of a 300 mg dose of XaraColl® vs. placebo. Topline data from these studies are anticipated to be available in early 2016 pending FDA feedback.

Cogenzia®

•	Two identical U.S. and European Phase 3 trials have been initiated and patient enrollment is expected to begin by the end of the second quarter of 2015. Topline data from these studies are anticipated to be available in the middle of 2016.

CollaGUARD®

•	The Company has ongoing pilot clinical studies to evaluate CollaGUARD® in different surgical procedures. The goal of these studies is to generate data that will be used to finalize our pivotal clinical protocol to obtain PMA approval in the U.S. The data will also be used to support the use of CollaGUARD® in countries where the product is already approved.

Manufacturing Update

Innocoll has developed multiple collagen delivery technologies that provide a variety of approaches to deliver therapeutics for specific patient conditions. These include the primary technologies CollaRx®, which is used in Cogenzia® and XaraColl®, and CollaFilm®, which is used in CollaGUARD®. All of the Company’s products, both on the market and in clinical development, are manufactured at the Company’s manufacturing facility in Saal, Germany. The Company secured a €25 million loan commitment from the EIB, part of which will be used to fund the expansion of the facility. The facility expansion, which is expected to be completed by the second half of 2016, will increase capacity up to seven-fold and position Innocoll for the anticipated launches of both XaraColl® and Cogenzia®.

First Quarter 2015 Financial Results

Net Loss Available to Ordinary Shareholders: Innocoll reported a net loss attributable to ordinary shareholders of €5.4 million, or €3.6 per share ($0.27 per ADS), for the three months ended March 31, 2015, compared to a loss of €4.4 million, or €114.8 per share, for the three months ended March 31, 2014.

Non-GAAP diluted loss excluding stock-based compensation and certain non-cash finance or other income was €2.0 million or €1.3 per share ($0.11 per ADS), for the three months ended March 31, 2015, compared to a loss of €4.0 million, or €102.4 per share, for the three months ended March 31, 2014. The GAAP and non-GAAP diluted loss for the three months ended March 31, 2015 were both impacted by exceptional foreign exchange gains of €5.8 million in the quarter.

Weighted average shares outstanding increased from 0.04 million during the three months ended March 31, 2014 to 1.50 million during the three months ended March 31, 2015, respectively, primarily as a result of the conversion of preference shares into ordinary shares and pre-IPO and IPO equity issuances in 2014.

Revenues: Revenues were €0.6 million for the three months ended March 31, 2015 as compared to €1.3 million for the three months ended March 31, 2014, a decrease of 52%. This decrease was primarily due to a decrease in sales to Jazz Pharmaceuticals of CollatampG®, our gentamicin implant for the treatment and prevention of post-surgical infection. On March 20, 2015, Jazz Pharmaceuticals announced the sale of its division, which holds the rights to CollatampG® among other products, to a new company called EUSA Pharma, led by the original founder of the EUSA Pharma business that was acquired by Jazz in 2012.

Research and Development (R&D) Expenses: R&D expenses were €4.8 million for the three months ended March 31, 2015 as compared to €0.5 million for the three months ended March 31, 2014. R&D expenses in the three months ended March 31, 2015 included €4.2 million in external clinical research costs, which consisted primarily of expenses incurred in connection with the initiation of our Phase 3 Cogenzia® efficacy trials and the continuation of our Phase 3 pivotal XaraColl® pharmacokinetic study. R&D expenses are expected to increase going forward as the Company advances the clinical development of its products.

General and Administrative (G&A) Expenses: G&A expenses were €2.8 million for the three months ended March 31, 2015 as compared to €2.1 million for the three months ended March 31, 2014. G&A expenses in each of the three months ended March 31, 2015 and March 31, 2014, included €0.5 million in non-cash charges for stock-based compensation. Excluding such charges for stock-based compensation, G&A expenses for the three months ended March 31, 2015 were €2.3 million as compared to €1.6 million for the three months ended March 31, 2014. G&A expense is expected to increase going forward due to continued infrastructure build out to support clinical programs and commercialization.

Finance and Other Income: Finance and other income was €2.9 million for the three months ended March 31, 2015 as compared to an expense of €1.6 million for the three months ended March 31, 2014. Finance and other income or expense items in the first quarter of 2014 consisted primarily of non-cash items arising out of interest on convertible preferred shares outstanding. Finance and other income in the first quarter of 2015 consisted primarily of foreign exchange gains of €5.8 million partially offset by finance expense of €2.8 million due to increase in the value of liabilities associated with options issued to pre-IPO investors.

Cash Position

As of March 31, 2015, cash and cash equivalents totaled €42.4 million ($45.6 million) compared to €45.6 million ($55.4 million; converted at exchange rate at December 31, 2014) as of December 31, 2014. During March and April, 2015, the Company strengthened its cash position and capital resources by securing a €25 million loan commitment from the EIB, and raising $16.1 million in net proceeds from a follow-on equity offering. Following completion of the equity offering, existing cash and cash available to the Company under the EIB debt facility is expected to be sufficient to fund the Company's clinical programs and operational expenses through the first half of 2016 as well as to fully fund anticipated capital expenditure in connection with the expansion of the Company's manufacturing facility.

For further financial information for the period ending March 31, 2015, please refer to the financial statements appearing at the end of this release. As the financial statements are in euros, all amounts shown in U.S. dollars are for the convenience of the reader only, exchanged at a rate of €1.0759 per euro, the exchange rate as of March 31, 2015.

Conference Call

Innocoll management will host a conference call today at 8:30 a.m. EDT to discuss first quarter 2015 financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the "Innocoll first quarter financial results conference call." A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocollinc.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13608017. The telephone replay will be available until midnight EDT on May 17, 2015.

About Innocoll AG

Innocoll is a global, commercial-stage, specialty pharmaceutical company. We develop and manufacture a range of pharmaceutical products and medical devices using its proprietary collagen-based technologies. Our late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XaraColl® in Phase 3 development for the treatment of post-operative pain; Cogenzia® in Phase 3 for the adjuvant treatment of diabetic foot infections; and CollaGUARD®, a barrier for the prevention of post-surgical adhesions. Our approved products include: CollaGUARD (Ex-US), CollatampG®, Septocoll®, RegenePro®, Collieva®, CollaCare®, Collexa®, and Zorpreva™, which are sold through strategic partnerships with various partners including Takeda, Biomet, and EUSA Pharma. All of our products are made using Type 1 collagen and are manufactured in-house at our facility in Saal, Germany.

For more information, please visit www.innocollinc.com.

CollaRx®, Collatamp®, CollaGUARD®, Collieva®, CollaCare®, Collexa®, Cogenzia® LidoColl®, LiquiColl®, and XaraColl® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments and fair value expense or income on warrants outstanding. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income which may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share, which is a non-IFRS financial measure, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with IFRS. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

"Any statements in this press release about our future expectations, plans and prospects, including statements about the development of our product candidates, such as the timing, conduct and outcome of our Phase 3 clinical trials of Xaracoll for the treatment of post-operative pain and Cogenzia for the adjuvant treatment of diabetic foot infections, and clinical studies of CollaGUARD, our barrier for the prevention of post-surgical adhesions, and related anticipated FDA pathways and approvals of our proposed clinical strategies, timing and adequacy of the completion of the expansion of our manufacturing facility, pre-commercial activities, the advancement of our earlier stage pipeline, future sales of CollatampG, CollaGUARD, RegenePro, Septocoll or other approved or marketed products, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend", "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including statements about the clinical trials of our product candidates. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those related to the timing and costs involved in developing and commercializing our products and product candidates, the initiation and conduct of clinical trials, delays in potential approvals by FDA of the commencement of trials, availability of data from clinical trials, positive results from such trials and expectations for regulatory approvals, our scientific approach and general development progress, the availability or commercial potential of our product candidates, the sufficiency of cash resources and need for additional financing or other actions and other factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this release."

Tables to follow

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

Thousands of Euros (except share and share data)	Notes	Three months ended 03/31/2015	Three months ended 03/31/2014
Revenue	4	€616	€1,285
Cost of sales		(1,366)	(1,552)
Gross loss		(750)	(267)
Research and development expenses	5	(4,771)	(508)
General and administrative expenses	6	(2,797)	(2,102)
Other operating income - net	7	-	81
Loss from operating activities - continuing operations		(8,318)	(2,796)
Finance income/(expense)	8	2,943	(1,633)
Other income		(1)	-

Loss before income tax		(5,376)	(4,429)
Income tax		(31)	(20)

Loss for the period - all attributable to equity holders of the Company		€(5,407)	€(4,449)
Other comprehensive (expense)/income:
Currency translation adjustment		(578)	(5)

Total comprehensive loss for the period		€(5,985)	€(4,454)
Basic loss per share (euro)	9	€(3.6)	€(114.8)
Diluted loss per share (euro)	9	€(3.6)	€(114.8)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at March 31, 2015 (unaudited) and December 31, 2014

Thousands of Euros	Notes	03/31/2015	12/31/2014
		(unaudited)
Assets
Property, plant and equipment	10	€1,288	€1,238
Total non-current assets		1,288	1,238
Inventories	11	1,080	1,118
Trade and other receivables	12	2,698	761
Cash and cash equivalents		42,362	45,616
Total current assets		46,140	47,495
Total assets		€47,428	€48,733
Equity
Share capital	14	1,503	1,503
Share premium		122,084	122,084
Capital contribution		723	723
Other reserves		12,415	12,415
Currency translation reserve		(1,200)	(622)
Accumulated share compensation reserve		5,696	5,149
Accumulated deficit		(112,125)	(106,718)
Total equity attributable to equity holders of the company		29,096	34,534
Liabilities
Warrant liability	15	10,077	7,239
Defined pension liability		62	61
Total non-current liabilities		10,139	7,300
Trade and other payables	13	5,812	5,055
Deferred income	4	2,374	1,835
Current taxes payable		7	9
Total current liabilities		8,193	6,899
Total liabilities		18,332	14,199
Total equity and liabilities		€47,428	€48,733

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

At March 31, 2015

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves	Currency translation reserve	Share compensation reserve	Accumulated deficit	Total
Balance at January 1, 2014	€39	€7,074	€723	€11,616	€1	€-	€(86,052)	€(66,599)

Total comprehensive loss	-	-	-	-	(5)	-	(4,449)	(4,454)
Share based payment	-	-	-	-	-	531	-	531
Balance at March 31, 2014	€39	€7,074	€723	€11,616	€(4)	€531	€(90,501)	€(70,522)
Balance at January 1, 2015	1,503	122,084	723	12,415	(622)	5,149	(106,718)	34,534

Total comprehensive loss	-	-	-	-	(578)	-	(5,407)	(5,985)

Share based payment	-	-	-	-	-	547	-	547
Balance at March 31, 2015	€1,503	€122,084	€723	€12,415	€(1,200)	5,696	€(112,125)	€29,096

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

for the three months ended March 31, 2015 and 2014

Thousands of Euros	Three months ended 03/31/2015	Three months ended 03/31/2014
Operating activities loss for the period	(5,407)	(4,449)
Adjustments for:
Finance (income)/expense	(2,943)	1,633
Depreciation/impairment of property, plant & equipment	74	93
Income tax expense	31	20
Loss on the sale of fixed assets	1	-
Share based payment	547	483
Foreign exchange gains	(137)	(2)
Operating cash outflows before movements in working capital	(7,834)	(2,222)
Decrease in inventory	39	335
Increase in trade and other receivables	(1,937)	(577)
Increase in trade and other payables	756	1,178
Increase/(decrease) in deferred income and defined benefit pension liability	540	(352)
Income taxes paid	(34)	(20)
Net cash used in operating activities	(8,470)	(1,658)
Cash flows from investing activities:
Purchases of property, plant and equipment	(127)	(160)
Interest received	25	-
Net cash used in investing activities	(102)	(160)
Cash inflows from financing activities:
Proceeds from issue of shares net of issue costs	-	48
Net cash inflows from financing activities	-	48
Net decrease in cash and cash equivalents	(8,572)	(1,770)
Cash and cash equivalents at the beginning of the period	45,616	2,692
Effect of foreign exchange rate changes	5,318	1
Cash and cash equivalents at the end of the period	€42,362	€923

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION

(UNAUDITED)

1   Reporting entity

Innocoll AG, a German stock corporation, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

2   Basis of preparation

The condensed interim consolidated financial information is for the three months ended March 31, 2015 and are presented in euro (‘€’). They do not include all of the information required in annual financial statements in accordance with IFRSs, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The interim financial statements have been approved for issue by the Supervisory Board on May 14, 2015.

Correction of comparatives

During the three months ended September 30, 2014 the company identified and corrected an amount of €0.3m relating to share issuance costs that resulted in a decrease of general and administrative expense and a decrease in share premium that would have been recorded during the three months ended March 31, 2014. The adjustment was made in the nine months ended September 30, 2014 and management has deemed that the adjustment was not material to the quarter ended March 31, 2014.

In evaluating whether the Company’s previously issued consolidated financial statements were materially misstated, the Company considered the guidance in “IAS 8 Accounting policies, changes in accounting estimates and errors” and the Company concluded that correction of the prior period amount was not material individually or in the aggregate to the quarter ended March 31, 2014.

3   Summary of significant accounting policies

The accounting policies applied in this interim financial information is the same as those applied in the group’s consolidated financial information as at and for the year ended December 31, 2014.

4   Segmental reporting

The entire group’s revenue is derived from one operating segment which can be spread among five geographical regions. The group principally sells four products; CollatampG® globally outside of the United States, Septocoll® within Europe and the Middle East, CollaGUARD® within Europe, the Middle East and Asia and RegenePro® within the United States. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive officer. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.

The majority of the product revenue for the three months ended March 31, 2015 of €0.60 million, relates to sales of CollatampG®. The group receives a contractually agreed percentage of the net in-market sales of CollatampG® from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.

As of March 31, 2015, the group had deferred income in the amount of €2.4 million relating to upfront payments in the amount of €0.8 million in respect of Septocoll® customers, €1.2m in respect of its CollaGUARD® customers with the remaining €0.4 million relating to its RegenePro® customer. Innocoll expects to deliver products to these customers in 2015 and in 2016 in settlement of these advance payments.

As mentioned above, the group has determined that all revenue is derived from one business segment. The supervisory board has reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the supervisory board has concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

4   Segmental reporting (continued)

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	Three months ended 03/31/15	Three months ended 03/31/14
Europe	599	1,278
US	11	-
Asia	6	7
Gross revenue	616	1,285

5   Research and development expenses

Thousands of Euros	Three months ended 03/31/15	Three months ended 03/31/14
Employee compensation	431	367
External clinical research costs	4,183	42
General operating costs	157	99
Total research and development expenses	4,771	508

Research and development expenses include labor, materials and direct overheads associated with the various research programs.

6   General and administrative expenses

Thousands of Euros	Three months ended 03/31/15	Three months ended 03/31/14
Employee compensation	724	586
Depreciation	74	10
Share based payment	547	483
Other	1,452	1,023
Total general and administrative expenses	2,797	2,102

7   Other operating expense - net

Thousands of Euros	Three months ended 03/31/15	Three months ended 03/31/14
Impairment of property, plant and equipment	-	36
Compensation for amendments to supply agreement	-	(118)
Other expense	-	1
Total other operating income - net	-	(81)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

8   Finance (income)/expense

Thousands of Euros	Three months ended 03/31/15	Three months ended 03/31/14
Interest on convertible preferred shares	-	1,637
Fair value expense on warrants	2,839	-
Foreign exchange gain	(5,758)	(5)
Other (income)/expense	(24)	1
Total finance (income)/expense	(2,943)	1,633

9   Loss per share

The weighted average number of ordinary shares (denominator - basic) amounted to 1,503,271 for the three months ended March 31, 2015 (three months ended March 31, 2014: 38,750).

The basic loss per share for the three months ended March 31, 2015 was €3.6 (three months ended March 31, 2014: €114.8).

	Three months ended 03/31/2015	Three months ended 03/31/2014
Numerator - Thousands of Euros:
Net loss - basic and diluted	(5,407)	(4,449)

Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	1,503,271	38,750

Loss per share:
Basic and diluted	(3.6)	(114.8)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

9   Loss per share (continued)

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.

For the three months ended March 31, 2015 the reconciliation primarily relates to non-cash expense in the amount of €0.5 million with respect to share-based compensation and €2.8 million with respect to fair value expense on warrants. On a non-GAAP-basis, the net loss for the three months ended March 31, 2015 was €2.0 million, or €1.3 per share, compared to €4.0 million, or €102.4 per share for the three months ended March 31, 2014.

	Three months ended 03/31/2015	Three months ended 03/31/2014
Numerator for non-GAAP loss per share- Thousands of Euros:
Net loss - basic	(5,407)	(4,449)
Share based payments	547	483
Fair value expense on warrants	2,839	-
Non-GAAP net loss – basic and diluted	(2,021)	(3,966)

Denominator for non-GAAP loss per share - number of shares:
Weighted-average shares outstanding - basic and diluted	1,503,271	38,750

Non-GAAP loss per share:
Basic and diluted	(1.3)	(102.4)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

10   Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2015	937	11,489	1,679	14,105
Additions	3	51	71	125
Disposals	-	-	(110)	(110)
Balance March 31, 2015	940	11,540	1,640	14,121
Depreciation
Balance January 1, 2015	519	10,736	1,612	12,867
Depreciation charge for period	15	54	5	74
Depreciation on disposals	-	-	(109)	(109)
Balance March 31, 2015	534	10,790	1,508	12,832
Net book value
At March 31, 2015	406	750	132	1,288

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	-	161	-	161
Balance March 31, 2014	673	11,263	1,657	13,593
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for period	8	47	2	57
Impairment charge for period	-	36	-	36
Balance March 31, 2014	487	10,698	1,608	12,793
Net book value
At March 31, 2014	186	565	49	800

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

10   Property, plant and equipment (continued)

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	264	623	22	909
Disposals	-	(236)	-	(236)
Balance December 31, 2014	937	11,489	1,679	14,105
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for year	40	202	6	248
Impairment charge for year	-	155	-	155
Disposals	-	(236)	-	(236)
Balance December 31, 2014	519	10,736	1,612	12,867
Net book value
At December 31, 2014	418	753	67	1,238

11   Inventories

Thousands of Euros	03/31/2015	12/31/2014
Raw materials	564	511
Work in progress	487	505
Finished goods	29	102
Total inventories	1,080	1,118

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.4 million (2014: €0.6 million).

12   Trade and other receivables

Thousands of Euros	03/31/2015	12/31/2014
Trade receivables, net	370	326
Sales taxes receivable	62	159
Prepaid expenses and other current assets	2,266	276
Total trade and other receivables	2,698	761

The impairment provision against trade receivables amounted to €0.04 million at March 31, 2015 (2014: €0.04 million).

13   Trade and other payables

Thousands of Euros	03/31/2015	12/31/2014
Trade payables	3,672	2,525
Accrued expenses	2,140	2,530
Total trade and other payables	5,812	5,055

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION - (Continued)

(UNAUDITED)

14    Warrant liability

All options to investors have been classified as a liability due to certain provisions pursuant to which the exercise price of the options may be reduced in the event that the company issues or sells any of its ordinary shares at a price per share less than the exercise price in effect immediately prior to such issue or sale. Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH, which had the effect of increasing the value of the ordinary shares and the options.  On July 3 2014, Innocoll GmbH transformed into a German stock corporation Innocoll AG, and Innocoll AG subsequently entered into an amended and restated Option Agreement with the option holders on July 10, 2014.   The options issued by Innocoll AG have an initial expiration date of June 15, 2019, subject to possible extension for an additional 54 month period subject to a shareholder resolution.  Innocoll AG issued ADS in its initial public offering priced on July 24, 2014 at a price of $9.00 per ADS, or the equivalent of €88.52 per ordinary share.  This resulted in the reduction of the exercise price from €100.00 per ordinary share to €88.52 per ordinary share pursuant to the above-described exercise price adjustment provision.  A follow on offering in April 2015 was also priced at $9 and therefore the exercise price of the options remains unaffected. In addition, as Innocoll AG is a public company post the completion of its initial public offering, the shareholder resolution required for the term extension is uncertain, therefore the expiration date for purposes of valuation is assumed to be June 15, 2019.  As a result of the above described provisions and events, the option liability has been valued at €10.1m as of March 31, 2015 as compared to €7.2 million as of December 31, 2014.

15    Post balance sheet event

On April 30, 2014, we sold 1,999,690 ADSs representing 150,920 ordinary shares in our follow-on public offering at a price of $9.00 per ADS, thereby raising $16.9 million after deducting underwriting discounts and commissions.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

CONVENIENCE TRANSLATION INTO US DOLLARS

Thousands of US Dollars, converted at a rate of $1.0759 per euro (except for share and share data)	Three Months Ended 03/31/15
Revenue	$663
Cost of sales	(1,470)
Gross loss	(807)
Research and development expenses	(5,133)
General and administrative expenses	(3,009)
Loss from operating activities - continuing operations	(8,949)
Finance income - net	3,166
Other income	(1)
Loss before income tax	(5,784)
Income tax	(33)
Loss for the period - all attributable to equity holders of the Company	(5,817)
Other comprehensive expense:
Currency translation adjustment	(622)
Total comprehensive loss for the period	(6,439)
Basic loss per share (USD)	(3.9)
Diluted loss per share (USD)	(3.9)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONVENIENCE TRANSLATION INTO US DOLLARS

at March 31, 2015 (unaudited)

Thousands of US Dollars, converted at a rate of $1.0759 per euro	03/31/2015
(unaudited)
($’000)
Assets
Property, plant and equipment	$1,386
Total non-current assets	1,386
Inventories	1,162
Trade and other receivables	2,903
Cash and cash equivalents	45,577
Total current assets	49,642
Total assets	51,028
Equity
Share capital	1,617
Share premium	131,350
Capital contribution	778
Other reserves	13,357
Currency translation reserve	(1,291)
Accumulated share compensation reserve	6,128
Accumulated deficit	(120,634)
Total equity attributable to equity holders of the company	31,305
Liabilities
Warrant liability	10,842
Defined pension liability	67
Total non-current liabilities	10,909
Trade and other payables	6,252
Deferred income	2,554
Current taxes payable	8
Total current liabilities	8,814
Total liabilities	19,723
Total equity and liabilities	$51,028

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

CONVENIENCE TRANLATION INTO US DOLLARS

for the three months ended March 31, 2015

Thousands of US Dollars, converted at a rate of $1.0759 per euro	Three months ended 03/31/2015
($’000)
Operating activities loss for the period	$(5,817)
Adjustments for:
Finance expense	(3,166)
Depreciation/impairment of property, plant & equipment	79
Income tax expense	33
Profit on the sale of fixed assets	1
Share based payment	589
Foreign exchange gains	(147)
Operating cash outflows before movements in working capital	(8,428)
Decrease in inventory	42
Increase in trade and other receivables	(2,084)
Increase in trade and other payables	813
Increase in deferred income and defined benefit pension liability	581
Income taxes paid	(37)
Net cash used in operating activities	(9,113)
Cash flows from investing activities:
Purchases of property, plant and equipment	(137)
Interest received	27
Net cash used in investing activities	(110)
Net decrease in cash and cash equivalents	(9,223)
Cash and cash equivalents at the beginning of the period	49,078
Effect of foreign exchange rate changes	5,722
Cash and cash equivalents at the end of the period	$45,577